Exhibit 99.1

SUPPORT AGREEMENT

WHEREAS, this support agreement (the “Support Agreement”), dated as of October 31, 2023, is made by and among (a) AYR Wellness Inc. (“Ayr”), Ayr Wellness Canada Holdings Inc. (“Ayr Wellness Canada”) and each of its/their respective direct and indirect subsidiaries signatory hereto (together with Ayr and Ayr Wellness Canada, collectively, the “Companies” and each individually, a “Company Entity”) and (b) each beneficial holder of, and/or investment advisor or manager with investment discretion with respect to holdings in the 12.50% Senior Secured Notes due 2024 issued by Ayr (the “Senior Notes”) pursuant to the trust indenture dated December 10, 2020 between Ayr and Odyssey Trust Company (the “Trustee”), as amended and supplemented from time to time (the “Trust Indenture”), that has executed and delivered counterpart signatures to this Support Agreement (each, a “Supporting Senior Noteholder, and, collectively, the “Supporting Senior Noteholders”). Holders of Senior Notes are herein referred to as “Senior Noteholders”. The Companies and each Supporting Senior Noteholder, and any subsequent person that becomes a party hereto in accordance with the terms hereof, are referred to herein collectively as the “Parties” and individually as a “Party”.

AND WHEREAS, the Parties have engaged in good faith, arm’s length negotiations and have to agreed to support and implement, in accordance with and subject to the terms and conditions hereof, an exchange and extension transaction and new-money financing involving the Companies, as more fully described in the term sheet attached hereto as Schedule B (the “Term Sheet”) and the Backstop Commitment Letter attached as Schedule C (the “Commitment Letter” and, together with the Term Sheet, the “Transaction Terms” and the transactions contemplated thereby, the “Transaction”), which Transaction Terms are to form the basis of the Transaction to be implemented pursuant to a plan of arrangement in form and substance consistent with the Transaction Terms and otherwise reasonably acceptable to the Companies and the Requisite Supporting Senior Noteholders (as defined below) (the “Plan”) to be filed in respect of the Companies in proceedings (the “Proceedings”) under the Canada Business Corporations Act (the “CBCA”) commenced before the Ontario Superior Court of Justice (Commercial List) in Toronto (the “Court”).

AND WHEREAS, capitalized terms used but not otherwise defined in this Support Agreement have the meanings given to them in Schedule A or the Term Sheet.

AND WHEREAS, the Parties desire to express to each other their mutual support and commitment in respect of the matters discussed in the Term Sheet and hereunder, in accordance with and subject to the terms and conditions hereof.

AND NOW THEREFORE, in consideration for the premises and the mutual covenants and agreements set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1            Transaction

The Transaction Terms as agreed among the Parties are set forth in the Term Sheet and the Commitment Letter, each of which is incorporated herein and made a part of this Support Agreement. In the case of a conflict between the provisions contained in this Support Agreement and the Transaction Terms, the Transaction Terms shall govern. In the case of a conflict between the provisions contained in the text of this Support Agreement (including the Schedules hereto) and the Plan, prior to entry of the Final Order, the terms of this Support Agreement shall govern, and following entry of the Final Order, the terms of the Plan shall govern.

Section 2            Representations and Warranties of the Supporting senior NoteholderS

Each Supporting Senior Noteholder, severally and not jointly, hereby represents and warrants to the Companies and each other Party (and acknowledges that the Companies and each other Party are relying upon such representations and warranties) that as of the date hereof:

(a)	it is the beneficial holder of, or exercises control and direction and has voting and investment discretion over, Senior Notes in the principal amount(s) set forth on its signature page to this Support Agreement (the “Relevant Notes” and, together with all obligations owing in respect of the Relevant Notes, including accrued and unpaid interest and any other amount that such Supporting Senior Noteholder is entitled to claim in respect of the Relevant Notes pursuant to the Trust Indenture, the “Debt”) and owns no other Senior Notes or other Claims or Interests of the Companies or their Affiliates;

(b)	it has the authority and full power to vote (or direct the voting of), consent, approve changes to, and transfer all of its Debt;

(c)	it: (i) is a sophisticated party with sufficient knowledge and experience in financial and business matters to evaluate properly the terms and conditions of this Support Agreement and the merits and risks of securities to be acquired by it pursuant to the Transaction and is able to bear any economic risks with such investment; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any person other than itself and/or its own independent advisors;

(d)	this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by the other Parties, this Support Agreement constitutes the legal, valid and binding obligation of such Supporting Senior Noteholder, enforceable in accordance with its terms, subject to (i) Laws of general application and bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally and general principles of equity; and (ii) federal and state cannabis and related Laws in the United States;

(e)	unless it is an individual, it is duly organized and validly existing under the Laws of the jurisdiction of its organization and has all approvals necessary to execute and deliver this Support Agreement and to perform its obligations hereunder;

(f)	the execution and delivery of this Support Agreement by it and the completion by it of the transactions contemplated herein do not and will not, to the best of its knowledge, violate or conflict with any judgment, order, notice, decree, statute, Law (excluding U.S. federal cannabis and related Laws), ordinance, rule or regulation applicable to such Supporting Senior Noteholder or any of its Relevant Notes or result (with or without notice and/or the passage of time) in any violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under, its certificate of incorporation, articles, bylaws or other organizational documents;

(g)	except as contemplated by this Support Agreement, it has not deposited any of its Relevant Notes or Debt into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Notes or Debt that would reasonably be expected to adversely affect its ability to perform its obligations under this Support Agreement, including the obligations in Section 5;

(h)	except for any lien in favor of a bank or broker-dealer holding custody of any Relevant Notes or Debt in the ordinary course of business, the Relevant Notes and Debt held by it are not subject to any liens, charges, encumbrances or other similar restrictions that would reasonably be expected to adversely affect its ability to perform its obligations under this Support Agreement;

(i)	to the best of its knowledge, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against such Supporting Senior Noteholder or any of its properties, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on such Supporting Senior Noteholder’s ability to execute and deliver this Support Agreement, to perform its obligations hereunder and to consummate the Transaction;

(j)	if a Canadian resident, it is an “accredited investor”, as such term is defined in National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators (“NI 45-106”), and it was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; and

(k)	if not a Canadian resident, it is either (a) an institutional “accredited investor” as such term is defined in Rule 501(a) of the Securities Act of 1933, as amended (the “Securities Act”), and any rules and regulations promulgated thereunder, or (b) a “qualified institutional buyer” as defined in Rule 144A of the Securities Act.

Section 3            Companies’ Representations and Warranties

Each of the Companies (except if the representation or warranty is expressly applicable to Ayr or Ayr Wellness Canada only) hereby jointly and severally represents and warrants to each of the Supporting Senior Noteholders (and each of the Companies acknowledges that each Supporting Senior Noteholder is relying upon such representations and warranties) that as of the date hereof:

(a)	this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by all other Parties, this Support Agreement constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms, subject to (i) Laws of general application and bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally and general principles of equity; and (ii) federal and state cannabis and related Laws in the United States;

(b)	Ayr is duly organized and validly existing under the Laws of British Columbia and has all necessary corporate power and authority to execute and deliver this Support Agreement resulting from its acceptance hereof, to perform its obligations hereunder and to consummate the Transaction;

(c)	Ayr Wellness Canada is duly organized and validly existing under the Laws of Canada and has all necessary corporate power and authority to execute and deliver this Support Agreement resulting from its acceptance hereof, to perform its obligations hereunder and to consummate the Transaction;

(d)	the execution and delivery of this Support Agreement by it and the completion by it of the transactions contemplated herein do not and will not, to the best of its knowledge, violate or conflict with any judgment, order, notice, decree, statute, Law (excluding U.S. federal cannabis and cannabis-related Laws), ordinance, rule or regulation applicable to such Company Entity or any of their properties or assets or result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, notice of articles, articles, bylaws or other organizational documents, as applicable;

(e)	there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against it or any of its properties that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on its ability to execute and deliver this Support Agreement, to perform its obligations hereunder and to consummate the Transaction;

(f)	Ayr and each of its direct and indirect subsidiaries is conducting its business in compliance with all applicable Laws (other than in respect of U.S. federal cannabis and U.S. federal cannabis-related Laws) in all respects (except to the extent immaterial, individually or in the aggregate, to the Companies’ business) and has not received any notice to the effect that, or has otherwise been advised that, it is not in compliance with such Laws;

(g)	no order halting or suspending trading in its securities or prohibiting the sale of such securities has been issued to or is outstanding against it and no investigations or proceedings for such purpose are pending or threatened;

(h)	Ayr and each of its direct and indirect subsidiaries has obtained all material permits, licenses and other authorizations which are required under all environmental and U.S. state and local cannabis Laws and it is in compliance in all respects (except to the extent immaterial, individually or in the aggregate, to the Companies’ business) with the terms and conditions of such permits, licenses and authorizations;

(i)	Ayr is a “reporting issuer” (or the equivalent thereof) in each of the provinces and territories of Canada and is not included on a list of defaulting reporting issuers maintained by any of the Canadian securities commissions, Ayr has filed all documents required to be filed by it (and no such disclosure or filing has been made on a confidential basis) and otherwise complied with its obligations under Canadian securities Laws and the rules, policies and requirements of the CSE (including in respect of timely disclosure obligations) in all material respects; and all documents filed with the Canadian securities regulators and the CSE: (i) comply with Canadian securities Laws in all material respects; and (ii) did not contain any misrepresentation or any untrue statement of a material fact, nor omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(j)	no Event of Default (as defined in the Trust Indenture) has occurred and is continuing under the Trust Indenture or the Senior Notes other than as may be contemplated by Section 5(q) of this Support Agreement.

Section 4            Definitive Documents

Each of the Definitive Documents and related motions and orders remain subject to negotiation and completion and shall contain terms and conditions consistent in all material respects with this Support Agreement and the Transaction Terms, and the Definitive Documents shall otherwise be in form and substance reasonably acceptable to the Requisite Supporting Senior Noteholders and Ayr. Upon completion, the Definitive Documents and every other document, deed, agreement, filing, notification, letter, or instrument related to the Transaction shall reflect and contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Support Agreement (including the Schedules hereto), and otherwise reasonably acceptable to the Requisite Supporting Senior Noteholders and Ayr, in each case, as they may be modified, amended, or supplemented in accordance with this Support Agreement.

Section 5            Supporting Senior Noteholders’ Covenants

Subject to the terms of this Support Agreement, and in consideration of the matters set forth in Section 6 below, during the Support Effective Period each Supporting Senior Noteholder (severally and not jointly) hereby acknowledges, covenants and agrees:

(a)	to extend the maturity date of the Senior Notes to December 10, 2026 in accordance with the Transaction Terms, subject to the terms and conditions of this Support Agreement and the Definitive Documents;

(b)	to consent to and support the Transaction, including the approval of the Releases;

(c)	not to, directly or indirectly, from the Support Agreement Effective Date to the date this Support Agreement is terminated:

(i)	sell, assign, lend, pledge, hypothecate, dispose or otherwise transfer (in each case, a “Transfer”) any of its Relevant Notes or Debt or any rights or interests therein (or permit any of the foregoing with respect to any of its Relevant Notes or Debt) or enter into any agreement, arrangement or understanding in connection therewith; provided that, each Supporting Senior Noteholder may Transfer some or all of its Relevant Notes or Debt to: (A) any Affiliate of, related fund of, or fund managed by or under common control with the Supporting Senior Noteholder that is an accredited investor (provided that such entity executes a Joinder Agreement (as defined below)); (B) any other Supporting Senior Noteholder reasonably acceptable to Ayr; provided that in determining whether the Transfer to any other Supporting Senior Noteholder is reasonably acceptable, Ayr may only consider whether the proposed Transfer will result in an adverse consequence with respect to the regulatory approvals and timing contemplated by the Transaction; or (C) any other person that is reasonably acceptable to Ayr; provided that in determining whether the Transfer to any other person is reasonably acceptable, Ayr may only consider whether the proposed Transfer will result in an adverse consequence with respect to the regulatory approvals and timing contemplated by the Transaction; and is an accredited investor provided such person agrees pursuant to a written joinder agreement in the form attached hereto as Schedule E (a “Joinder Agreement”) with the Companies to be bound by the terms of this Support Agreement with respect to the transferred Relevant Notes and Debt as a Supporting Senior Noteholder and such duly executed Joinder Agreement is delivered to Weil, Gotshal & Manges LLP (“Weil”), Stikeman Elliott LLP (“Stikeman”), and the Advisors prior to consummation of such Transfer (a “Permitted Transferee”); provided that nothing in this Section 5(c)(i) shall prohibit any pledge or hypothecation of Relevant Notes or Debt so long as such pledge or hypothecation does not adversely affect such party’s ability to timely satisfy its obligations under this Support Agreement; or

(ii)	except as contemplated by this Support Agreement, deposit any of its Relevant Notes or Debt into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Notes or Debt if such trust, grant, agreement, understanding or arrangement would in any manner restrict the ability of the Supporting Senior Noteholder to comply with its obligations under this Support Agreement, including the obligations in this Section 5;

(d)	not to directly or indirectly (i) object to, delay, impede, or take any other action to interfere with the Proceedings, the Transaction, or approval or implementation of the Plan or (ii) otherwise take any action, or omit to take any action, that is inconsistent with its obligations under this Support Agreement or that could reasonably be expected to delay, challenge, or frustrate the consummation of the Transaction and the Plan;

(e)	subject to applicable Law, including the receipt of a Court-approved information circular, to (1) vote (or cause to be voted) all of its Relevant Notes and Debt, as applicable:

(i)	in favour of the approval, consent, ratification and adoption of the Plan (and any actions required by the Supporting Senior Noteholders in furtherance thereof, provided that, except as provided in the Commitment Letter, the Supporting Senior Noteholders shall not be required to incur any significant expense or incur any liability in connection therewith) in accordance with the terms herein; and

(ii)	against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted, would reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Transaction or the Plan, as applicable; and

(2) tender its proxy for any such vote in compliance with the Interim Order prior to the applicable deadline set forth in the Interim Order;

(f)	not to directly or indirectly propose, encourage, seek, pursue, initiate, join in, file, solicit, vote for, otherwise support, or participate in the formulation of or enter into negotiations or discussions with any entity regarding any alternative offer (including any offer in respect of the acquisition of the equity interests of the Companies or substantially all of the assets of the Companies), restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Companies, including any proceeding under the CBCA, other legislation or otherwise (an “Alternative Transaction”), including, for the avoidance of doubt, making or supporting any filings with the Court or any Governmental Entity, or making or supporting any press release, press report or comparable public statement or filing with respect to any of the foregoing, that is inconsistent with the Transaction and the Plan, except with the prior written (including e-mail) consent of Ayr;

(g)	not direct any administrative agent, collateral agent, or indenture trustee (including the Trustee), as applicable, to take any action inconsistent with such Supporting Senior Noteholder’s obligations under this Support Agreement or the Term Sheet and, if any applicable administrative agent, collateral agent, or indenture trustee (including the Trustee) takes any action inconsistent with such Supporting Senior Noteholder’s obligations under this Support Agreement or the Term Sheet, such Supporting Senior Noteholder will use its commercially reasonable efforts (provided it shall not be required to incur any significant cost or liability in connection therewith) to request such administrative agent, collateral agent, or indenture trustee (including the Trustee) to cease, desist, and refrain from taking any such action;

(h)	negotiate and act in good faith consistent with this Support Agreement and, upon agreement to the terms of the Definitive Documents, complete, enter into, and effectuate (as applicable) the Definitive Documents (as applicable);

(i)	timely vote (or cause to be voted) its Relevant Notes or Debt or any other Claims or Interests against any Alternative Transaction;

(j)	cooperate and coordinate activities (to the extent practicable and subject to the terms hereof) and (i) use commercially reasonable efforts (to the extent applicable) to assist the Companies in obtaining any necessary federal, state, and local regulatory approvals, including, without limitation, approval from the Court, or any other regulatory body or authority required to obtain approval of the Plan or consummate the Plan and the Transaction contemplated thereby and herein, and (ii) use best efforts to obtain (to the extent applicable) and assist the Companies in obtaining the approval of all cannabis-related licenses, permits or authorizations that are necessary for the execution and delivery of, and performance of, its obligations pursuant to the Plan, the Transaction and any agreements contemplated thereby and herein; provided that, in each case with respect to the foregoing, such Supporting Senior Noteholder shall not be required to, subject to Section 5(n), incur any material expense or liability (but excluding, in each case, third party legal, accounting, financial or other advisor fees or expenses paid or reimbursed by the Company);

(k)	to support the applications and motions filed by the Companies in the Proceedings for the Interim Order and Final Order;

(l)	to the extent reasonably practicable and permitted under applicable law, (i) coordinate in good faith with the Companies and/or their representatives with respect to any substantive oral or written communication that they or any of their representatives receives from any Governmental Entity relating to any federal, state, or local cannabis-related regulatory approvals required to obtain approval of the Plan or consummate the Transaction, (ii) coordinate in good faith with the Companies and their respective representatives with respect to any substantive communication relating to the approval of the Plan and the Transaction that are proposed to be made by such party to any cannabis regulator and provide Ayr with copies of all substantive correspondence, filings or applications between them or any of their representatives, on the one hand, and any cannabis-related regulator or members of its staff, on the other hand, with respect to the Plan and the Transaction (except for any commercially sensitive or proprietary information, which may be redacted), and (iii) advise Ayr of any substantive meeting or discussion (including any pre-arranged phone call) with any cannabis regulator in respect of any such filings, investigation or other inquiry, and to the extent permitted by such regulator, give Ayr the opportunity to attend and participate at such meeting or discussion, in each case to the extent related to the Transaction and the Plan;

(m)	if requested by one or more of the Companies, timely oppose, including by way of joinder, any objections filed with respect to the Court approval of any of the Definitive Documents or the Transaction;

(n)	[Redacted – Commercially Sensitive Information]

(o)	to supply as promptly as practicable any additional information and documentary material that may be requested by the Companies (except for any commercially sensitive or proprietary information, which may be redacted) or a cannabis regulator to facilitate obtaining cannabis-related regulatory approvals for the Transaction;

(p)	not to accelerate or enforce or take any action or initiate any proceeding to accelerate or enforce the payment or repayment of any of its Relevant Notes or Debt or other Claims or Interests and not to support any other Person in taking any of the foregoing enforcement actions, including any holder of a seller note or vendor take back note issued by the Companies and/or their Affiliates; and

(q)	to forbear from exercising remedies with respect to any defaults or events of default under the Trust Indenture that may occur solely as a result of: (i) the commencement and/or continuation of the Proceedings in conformity with this Support Agreement; and/or (ii) the pursuit or completion of the Transaction, including the entering into of any related documents (the “Specified Default”).

Notwithstanding anything contained herein to the contrary, nothing in this Support Agreement shall in any way be construed to preclude a Supporting Senior Noteholder from acquiring or acquiring voting control over additional Senior Notes (collectively, the “Additional Notes”) that are not otherwise subject to this Support Agreement; provided, however, that such Additional Notes shall automatically and immediately upon such acquisition by a Supporting Senior Noteholder be deemed to constitute Relevant Notes (and together with all accrued and unpaid interest and any other amount that such Supporting Senior Noteholder is entitled to claim in respect of the Additional Notes pursuant to the Trust Indenture or otherwise shall be deemed to constitute Debt) of the Supporting Senior Noteholder hereunder subject to the terms of this Support Agreement, and the Supporting Senior Noteholder hereby agrees to provide prompt written (including e-mail) notice of any such acquisition to Ayr, Weil, and Stikeman, advising of (i) the acquisition by the Supporting Senior Noteholder of or of voting control over Additional Notes, and (ii) the principal amount of Additional Notes so acquired by the Supporting Senior Noteholder. Subject to Section 10, following the Support Effective Date, upon written request (including by e-mail) by the Company, Weil, or Stikeman, the Supporting Senior Noteholder hereby agrees to promptly identify, in writing, to the Company, Weil, and Stikeman the nature and amount of any additional Claim or Interest held in relation to the Company by all entities represented by the Supporting Senior Noteholder in connection with the Company as of the date of such request.

Section 6            Companies’ Covenants

Subject to the terms of this Support Agreement, including Section 14 hereof, and in consideration of the matters set forth in Section 5 above, during the Support Effective Period each of the Companies hereby acknowledges, covenants and agrees:

(a)	to pursue the approval, implementation, completion and consummation of the Transaction on a timely basis, obtain Court approval of the Plan, and to take all other actions reasonably necessary to implement the Transaction in accordance with this Support Agreement (including the Schedules hereto) and the Transaction Terms, and not to take any action (or inaction) that is inconsistent with the terms of this Support Agreement or the Transaction Terms or that is intended to or is likely to interfere with or frustrate, challenge or delay the consummation of the Transaction;

(b)	comply with the Trust Indenture in all respects, except as otherwise provided in Section 5(q);

(c)	negotiate in good faith and, upon agreement to the terms of the Definitive Documents, complete, enter into, and effectuate the Definitive Documents (as applicable);

(d)	to file the Plan on a timely basis, recommend (subject to Section 14 hereof) to any person entitled to vote on the Plan that they vote to approve the Plan and take all reasonable actions necessary to obtain any regulatory approvals for the Transaction in a timely manner;

(e)	to provide draft copies of all motions or applications and other documents with respect to the Transaction and the Plan that the Companies intend to file with the Court, the CSE or applicable regulators in connection with the Proceedings or the Transaction to the Advisors at least three (3) Business Days prior to the date when the Companies intend to file or otherwise disseminate such documents (or, where circumstances make it impracticable to allow for such advance notice, not less than one (1) calendar day prior to the date when the Companies intend to file or otherwise disseminate such documents). For greater certainty, the Interim Order, Final Order and the Plan shall only be submitted to the Court in a form reasonably acceptable to Ayr and the Requisite Supporting Senior Noteholders;

(f)	to promptly notify the Advisors if, at any time before the effective time of implementation of the Plan, it becomes aware that an application for a regulatory approval or any other order, registration, consent, filing, ruling, exemption or approval under applicable Laws contains a statement which is materially inaccurate or incomplete or of information that otherwise requires an amendment or supplement to such application, and the Companies shall co-operate in the preparation of such amendment or supplement as required;

(g)	to promptly notify the Advisors of any material claims threatened or brought against it which would reasonably be expected to impede or delay the consummation of the Transaction or the Plan;

(h)	subject to Section 14 hereof, not to directly or indirectly propose, encourage, seek, pursue, initiate, join in, file, solicit, vote for, otherwise support, or participate in the formulation of or enter into negotiations or discussions with any entity regarding any Alternative Transaction, or make or support any press release, press report or comparable public statement or filing with respect to any of the foregoing that is inconsistent with the Transaction, the Transaction Terms or this Support Agreement, except with the prior written (including e-mail) consent of the Requisite Supporting Senior Noteholders;

(i)	cooperate and coordinate activities (to the extent practicable and subject to the terms hereof) and (i) use commercially reasonable efforts to obtain any necessary federal, state, and local regulatory approvals, including, without limitation, approval from the Court, or any other regulatory body or authority required to obtain approval of the Plan or to consummate the Plan and the Transaction contemplated thereby and herein, including as applicable all required approvals from the CSE and under applicable state cannabis regulations; and (ii) use best efforts to obtain the approval of all cannabis-related issuances, re-issuances or transfers of all licenses, permits or authorizations that are necessary for the execution and delivery of, the performance of its obligations pursuant to, and the implementation of the Plan, the Transaction, and any agreements contemplated thereby and herein;

(j)	to the extent reasonably practicable and permitted under applicable law, (i) coordinate in good faith with the Supporting Senior Noteholders and/or their representatives with respect to any substantive oral or written communication that it or any of its representatives receives from any Governmental Entity relating to any federal, state, or local cannabis-related regulatory approvals required to obtain approval of the Plan or consummate the Transaction, (ii) coordinate in good faith with the Supporting Senior Noteholders and their respective representatives with respect to any substantive communication relating to the approval of the Plan and the Transaction that are proposed to be made by such party to any cannabis regulator and provide the Supporting Senior Noteholders with copies of all substantive correspondence, filings or applications between them or any of their representatives, on the one hand, and any cannabis-related regulator or members of its staff, on the other hand, with respect to the Plan and the Transaction (except for any commercially sensitive or proprietary information, which may be redacted), and (iii) advise the Supporting Senior Noteholders of any substantive meeting or discussion (including any pre-arranged phone call) with any cannabis regulator in respect of any such filings, investigation or other inquiry, and to the extent permitted by such regulator, give the Supporting Senior Noteholders the opportunity to attend and participate at such meeting or discussion, in each case to the extent related to the Transaction and the Plan;

(k)	[Redacted – Commercially Sensitive Information]

(l)	maintain the good standing and legal existence of each of the Companies under the Laws of the jurisdiction in which it is incorporated, organized or formed;

(m)	to supply as promptly as practicable any additional information and documentary material that may be requested by the Supporting Senior Noteholders (except for any commercially sensitive or proprietary information, which may be redacted) or a cannabis regulator to facilitate obtaining cannabis-related regulatory approvals for the Transaction;

(n)	if any of the Companies receives a verbal or written offer or proposal with respect to an Alternative Transaction, within two (2) Business Days after the receipt of such proposal for an Alternative Transaction, (i) notify the Advisors of the receipt thereof, with such notice to include the material terms thereof (including the identity of the Person(s) involved), (ii) promptly provide the Advisors with any amendments, supplements or modifications to such proposal for an Alternative Transaction that are received by any of the Companies, and (iii) consult with the Advisors with respect to such proposal and any amendments, supplements or modifications thereto; provided that, to the extent the Company is prohibited from doing any of the foregoing due to a confidentiality restriction or condition upon which such proposal was submitted, such Company Entity shall (x) promptly notify the Advisors upon receipt of any confidential proposal, (y) use commercially reasonable efforts to obtain relief from such restriction or condition as promptly as practicable, and (z) refrain from engaging in any discussions or negotiations with the Person that submitted the proposal (other than with respect to the confidentiality restriction or condition) unless and until such Person agrees to permit the Advisors and the Supporting Senior Noteholders to review the proposal pursuant to a confidentiality agreement acceptable to the Supporting Senior Noteholders, acting reasonably;

(o)	upon the reasonable written request of the Advisors, provide the Advisors with reasonable access to, during regular business hours, the relevant due diligence and books and records and executive management team of and advisors to the Companies (and the Companies shall instruct such personnel and advisors to cooperate and work in good faith with the Advisors);

(p)	except as otherwise expressly provided by this Support Agreement, conduct their businesses and operations in the ordinary course of business consistent with past practices in all material respects;

(q)	not to (i) seek discovery in connection with, prepare or commence any proceeding that disputes or challenges (A) the amount, validity, allowance, character, enforceability or priority of the Senior Notes, or (B) the validity, enforceability or perfection of any lien or other encumbrance securing (or purporting to secure) any Senior Notes held by any Supporting Senior Noteholder, or (ii) support any Person in connection with any of the acts described in clause (i) of this Section 6(q);

(r)	not enter into, adopt or establish any new compensation or benefit plans or arrangements with respect to the existing executive management team (including employment agreements and any retention, success or other bonus plans), or amend or terminate any existing compensation or benefit plans or arrangements with respect to the executive management team (including employment agreements), or grant (including pursuant to a key employee retention or incentive plan or other similar arrangement) any additional or any increase in the wages, salary, bonus, commissions, retirement benefits, pension, severance or other compensation or benefits of any director or executive management team member, whether in one transaction or a series of related transactions, in the case of each of the foregoing, outside of the ordinary course of business consistent with past practices;

(s)	not amend or change any of their respective formation or organizational documents in any material respect;

(t)	except as otherwise expressly provided in this Support Agreement or in the ordinary course of business consistent with past practice, not (i) sell, convey, dispose or otherwise Transfer any of its assets or properties, (ii) make any loans, advances or capital contributions to, or investments in, any other Person, (iii) authorize, create, issue, sell or grant any additional Interests, or reclassify, recapitalize, redeem, purchase, acquire, declare any distribution on or make any distribution on any Interests, except pursuant to existing obligations as of the date hereof, (iv) incur any indebtedness or grant any liens or encumbrances, or (v) enter into any definitive agreement with respect to any of the foregoing;

(u)	[Redacted – Commercially Sensitive Information]

(v)	to not amend, modify or supplement any of the existing seller debt, seller notes or seller assumed debt without the prior written consent of the Requisite Supporting Noteholders and such consent not to be unreasonably withheld;

(w)	subject to Section 14 hereof, not announce publicly, or announce to any holders of Claims or Interests in each of the Companies, its intention not to support the Transaction;

(x)	not amend or modify the Plan or the Definitive Documents other than in a manner that is materially consistent with this Support Agreement or otherwise reasonably acceptable to the Requisite Supporting Senior Noteholders; and

(y)	pay the reasonable and documented fees and expenses of the Advisors as and when due and payable in accordance with and subject to the engagement letters and fee letters entered into by Ayr and the Advisors.

Section 7            Negotiation of Documents

(1)	The Parties shall reasonably cooperate with each other and shall reasonably coordinate their activities (to the extent practicable) in respect of (i) the timely satisfaction of conditions with respect to the effectiveness of the Transaction and the Plan, (ii) all matters concerning the implementation of the Transaction and the Plan, and (iii) the pursuit, support, implementation and consummation of the Transaction and the Plan in accordance with the Transaction Terms. Furthermore, subject to the terms hereof, each of the Parties shall take such actions as may be reasonably necessary or prudent to carry out the purposes and the intent of this Support Agreement, including making and filing any required regulatory filings (provided that the Supporting Senior Noteholders shall not be required to incur any material cost or expense or incur any liability in connection therewith that is not reimbursable by Ayr).

(2)	Each Party hereby covenants and agrees (i) to cooperate and negotiate in good faith, consistent with this Support Agreement, the Definitive Documents and all ancillary documents relating thereto, and any orders of the Court relating thereto, and (ii) to the extent it is a party thereto, to execute, deliver and perform its obligations under such documents; provided that nothing herein shall limit any Party’s rights under Section 4 hereof.

Section 8            Conditions to the Transaction

(1)	The Transaction shall be subject to the satisfaction of the following conditions prior to or at the time the Transaction is implemented, each of which is for the mutual benefit of the Companies, on the one hand, and the Supporting Senior Noteholders, on the other hand, and may be waived in whole or in part jointly by Ayr and the Requisite Supporting Senior Noteholders (provided that such conditions shall not be enforceable by Ayr or a Supporting Senior Noteholder, as the case may be, if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Party seeking enforcement):

(a)	the Plan shall have been approved by (i) the Court; and (ii) the requisite majorities of affected stakeholders as and to the extent required by the Court;

(b)	the CSE shall have consented to or not objected to the Transaction;

(c)	all filings, consents, and approvals required under applicable Law to consummate the Transaction (including, without limitation, required state and municipal cannabis regulatory approvals) shall have been made or obtained, as applicable, and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated, in each case on terms reasonably satisfactory to Ayr and the Requisite Supporting Senior Noteholders;

(d)	the Plan and all Definitive Documents shall be in form and substance consistent with this Support Agreement and the Transaction Terms and otherwise reasonably acceptable to Ayr and the Requisite Supporting Senior Noteholders;

(e)	the conditions precedent to implementation of the Plan shall have been satisfied or waived in accordance with the terms of the Plan;

(f)	the conditions precedent in each of the Definitive Documents shall have been satisfied or waived in accordance with the terms of the applicable Definitive Document;

(g)	there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, that restrains, impedes or prohibits, the Transaction or the Plan or any material part thereof or requires or purports to require a material variation of the Transaction Terms;

(h)	there shall be usual and customary releases in connection with the implementation of the Transaction under the CBCA to be effective as of the Effective Date (the “Releases”) pursuant to the Plan and the Final Order, and pursuant to contractual releases entered into among the Parties. The Releases shall be in the form and substance annexed hereto as Schedule F; and

(i)	the Director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the Plan.

(2)	The obligations of the Companies to complete the Transaction and the other transactions contemplated hereby are subject to the satisfaction of the following additional conditions prior to or at the Effective Date, each of which is for the benefit of the Companies and may be waived, in whole or in part, by Ayr (provided that such conditions shall not be enforceable by the Companies if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Companies):

(a)	Ayr has not validly terminated this Support Agreement or delivered a termination notice that is subject to cure on account of one or more of the Supporting Senior Noteholders having failed to comply in all material respects with each covenant and obligation in this Support Agreement that is to be performed by them on or before the Effective Date; and

(b)	the Interim Order, the Plan, and the Final Order shall have been filed and approved by the Court in form and substance reasonably acceptable to the Companies.

(3)	The obligations of the Supporting Senior Noteholders to complete the Transaction and the other transactions contemplated hereby are subject to the satisfaction of the following additional conditions prior to or at the Effective Date, each of which is for the benefit of the Supporting Senior Noteholders and may be waived, in whole or in part, by the Requisite Supporting Senior Noteholders (provided that such conditions shall not be enforceable by the Supporting Senior Noteholders if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Supporting Senior Noteholder seeking enforcement):

(a)	the Requisite Supporting Senior Noteholders shall have not have validly terminated this Support Agreement or delivered a termination notice in accordance with the terms hereof;

(b)	the New Shares and the New 1L Secured Notes shall have been issued, and the New Shares shall have been accepted for listing on the CSE and not be subject to a restricted period (other than contractual lock-ups including as contemplated in the Term Sheet) or to a statutory hold period under Canadian or U.S. securities laws, or to any resale restriction under the rules, policies or requirements of the CSE;

(c)	prior to delivery of the securities issued pursuant to the Plan, all necessary corporate action has been taken by Ayr to authorize and issue all such securities, and all such securities will be validly issued and delivered, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by Ayr;

(d)	the Interim Order, the Plan, and the Final Order shall have been filed and approved by the Court in form and substance reasonably acceptable to the Requisite Supporting Senior Noteholders; and

(e)	the reasonable and documented invoiced fees and expenses of the Advisors in accordance with and subject to the engagement letters and fee letters entered into by Ayr and the Advisors shall have been paid, provided that the Advisors shall have provided Ayr with invoices for all such fees and expenses at least one (1) calendar day prior to the Effective Date (it being understood that failure to provide such invoice prior to the Effective Date shall not preclude the applicable Advisor’s right to payment following the Effective Date).

Section 9            Termination

(1)	This Support Agreement may be terminated by the Requisite Supporting Senior Noteholders, by providing written notice to Ayr, delivered in accordance with Section 12 hereof upon the occurrence of any of the following:

(a)	if any of the Companies breach this Support Agreement or take any action materially inconsistent with this Support Agreement or fail to comply with, or default in the performance or observance of, any material term, condition, covenant or agreement set forth in this Support Agreement that, if capable of being cured, is not cured within seven (7) days after receipt by Ayr of written notice of such failure or default;

(b)	if any representation, warranty or acknowledgement of any of the Companies made in this Support Agreement shall prove untrue in any material respect as of the date when made and such breach remains uncured seven (7) days following Ayr’s receipt of written notice;

(c)	if an Event of Default (as defined in the Trust Indenture) (other than the Specified Default) has occurred or is continuing under the Trust Indenture or the Senior Notes;

(d)	if the Proceedings are dismissed or any Company Entity becomes subject to a proceeding (other than such proceeding commenced by a Supporting Senior Noteholder) under any Law relating to insolvency, bankruptcy or receivership, including without limitation the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Bankruptcy Code;

(e)	the Court enters an order, or any of the Companies files a motion or application seeking the dismissal of the Proceedings;

(f)	the issuance by any Governmental Entity, including any regulatory authority or court of competent jurisdiction, of any ruling, judgment or order enjoining the consummation of or rendering illegal a material portion of the Transaction, and such ruling, judgment or order has not been reversed or vacated within five (5) Business Days;

(g)	termination of the Commitment Letter;

(h)	Ayr exercises its rights under Section 14;

(i)	failure to meet any milestone dates with respect to the Proceedings and the Transaction listed on Schedule D hereto (each a “Milestone” and collectively the “Milestones”) and such failure remains uncured for seven (7) days, which Milestones may be extended as agreed to in writing (which may include e-mail) by Ayr and the Requisite Supporting Senior Noteholders; or

(j)	the Transaction has not been consummated by the Outside Date.

(2)	This Support Agreement may be terminated by Ayr, on behalf of itself and the other Company Entities, by providing written notice to the Supporting Senior Noteholders, delivered in accordance with Section 12 hereof, following the occurrence of any of the following events:

(a)	at any time the Supporting Senior Noteholders party to this Support Agreement or similar agreements hold in the aggregate less than 75% of the principal amount of outstanding Senior Notes;

(b)	in accordance with Section 14, the Independent Committee of Ayr reasonably determines, in good faith after consultation with and upon the advice of outside counsel, to cause the Companies to enter into, announce, publicly support or consummate a transaction that either (i) when consummated will result in a higher or better outcome for both the Companies and holders of the Senior Notes; or (ii) indefeasibly repays in full in cash all obligations due under the Senior Notes;

(c)	termination of the Commitment Letter;

(d)	one or more Supporting Senior Noteholders publicly supports any Alternative Transaction or any modification to the Transaction that is not materially consistent with this Support Agreement or the Plan, which breach would result in non-breaching Supporting Senior Noteholders holding less than 75% of the aggregate outstanding principal amount of Senior Notes and such breach has not been cured (if curable) within five (5) days of written notice from Ayr;

(e)	the material breach by one or more of the Supporting Senior Noteholders of any of the representations, warranties, covenants, or other obligations of the Supporting Senior Noteholders set forth in this Agreement, which breach would result in non-breaching Supporting Senior Noteholders holding less than 75% of the aggregate outstanding principal amount of Senior Notes and such breach has not been cured (if curable) within five (5) days of written notice from Ayr;

(f)	the issuance by any Governmental Entity, including any regulatory authority or court of competent jurisdiction, of any ruling, judgment or order enjoining the consummation of or rendering illegal the Transaction, and such ruling, judgment or order has not been reversed or vacated within five (5) Business Days; or

(g)	the Transaction has not been consummated by the Outside Date.

(3)	The obligations of the Companies under this Support Agreement may be terminated by the Companies as to a breaching Supporting Senior Noteholder (the “Breaching Noteholder”) only, by providing written notice to such Supporting Senior Noteholder, in exercise of its sole discretion, upon the occurrence and continuation of any of the following events (and the Breaching Noteholder shall thereupon no longer be a Supporting Senior Noteholder):

(a)	if such Breaching Noteholder has taken any action inconsistent with this Support Agreement or failed to comply with, or defaulted in the performance or observance of, any material term, condition, covenant or agreement set for in this Support Agreement that, if capable of being cured, is not cured within five (5) Business Days after receipt of written notice of such failure or default; or

(b)	if any representation, warranty or acknowledgement of such Breaching Noteholder made in this Support Agreement shall prove untrue in any material respect as of the date when made.

(4)	This Support Agreement may be terminated at any time by mutual written consent of the Companies and the Requisite Supporting Senior Noteholders.

(5)	This Support Agreement shall terminate automatically on the Effective Date upon implementation of the Plan.

(6)	Subject to Section 9(8) below, this Support Agreement, upon its termination, shall be of no further force and effect and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to this Support Agreement.

(7)	Each Party shall be responsible and shall remain liable for any breach of this Support Agreement by such Party occurring prior to the termination of this Support Agreement.

(8)	Notwithstanding the termination of this Support Agreement pursuant to this Section 9, the agreements and obligations of the Parties in Section 10 and Section 12 shall survive such termination and shall continue in full force and effect for the benefit of the Parties in accordance with the terms hereof.

(9)	If the Transaction is not consummated pursuant to the Plan concurrently with the date of termination of this Support Agreement, nothing herein shall be construed as a waiver by any Party of any or all such Party’s rights and the Parties expressly reserve any and all of their respective rights. Pursuant to U.S. Federal Rule of Evidence 408 and any other applicable rules of evidence, this Support Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms.

Section 10          Confidentiality

Notwithstanding anything to the contrary in this Support Agreement, no information with respect to the principal amount of Relevant Notes, the amount of Debt or the Claims or Interests in relation to the Company held or managed by any individual Supporting Senior Noteholder or the identity of any individual Supporting Senior Noteholder shall be disclosed by the Companies or any of their respective subsidiaries or Affiliates, without the prior written consent of each such Supporting Senior Noteholder, provided, however, that such information may be disclosed: (i) to the directors, executives, senior management, auditors, employees, financial advisors and legal advisors (collectively, its “Representatives”) of the Companies, provided that each such Representative (A) needs to know such information for purposes of the Transaction, (B) is informed of this confidentiality provision and the confidential nature of such information, and (C) agrees to act in accordance with the terms of this confidentiality provision; and (ii) in response to, and to the extent required (as determined by such Company Entity following advice of such Company Entity’s legal counsel) by applicable Law, by any stock exchange rules on which any of its securities or those of any of its Affiliates are traded, by any Governmental Entity or by any subpoena or other legal process, including, without limitation, by any court of competent jurisdiction or applicable rules, regulations or procedures of a court of competent jurisdiction; provided that, if it or any of its Representatives is required to disclose the identity or specific holdings of the Supporting Senior Noteholder in the manner set out in the preceding sentence, such Company Entity shall provide the applicable Supporting Senior Noteholder with prompt written notice of any such requirement (including a written copy of the proposed disclosure), to the extent permissible under the circumstances, and such Company Entity shall reasonably cooperate with such Supporting Senior Noteholder (at such Company Entity’s sole expense) in seeking a protective order or other appropriate remedy or waiver of compliance with such requirement; provided further that: (x) the principal amount of Relevant Notes held collectively by all Supporting Senior Noteholders in the aggregate from time to time may be set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Companies, all in form and substance satisfactory to Ayr and the Requisite Supporting Senior Noteholders, and (y) the Companies may disclose the identity of a Supporting Senior Noteholder in any action to enforce this Term Sheet and/or the Support Agreement against such Supporting Senior Noteholder (and only to the extent necessary to enforce this Term Sheet and/or the Support Agreement against such Supporting Senior Noteholder).

Section 11          Further Assurances

Subject to Section 4 hereof, each Party shall take all such actions as are commercially reasonable, deliver to the other Parties such further information and documents and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Support Agreement, to accomplish the purpose of this Support Agreement or to assure to the other Party the benefits of this Support Agreement, including, the consummation of the Transaction, in all such cases at the Companies’ expense.

Section 12          Miscellaneous

(1)	Notwithstanding anything herein to the contrary, this Support Agreement applies only to each Supporting Senior Noteholder’s Debt (including any Additional Notes) and to each Supporting Senior Noteholder solely with respect to its legal and/or beneficial ownership of, or its investment and voting discretion over, its Relevant Notes and Debt (including any Additional Notes) , and not, for greater certainty, to any securities, loans or obligations that may be held by any client of such Supporting Senior Noteholder whose funds or accounts are managed by such Supporting Senior Noteholder where those funds or accounts are not otherwise subject to this Support Agreement (including, for greater certainty, where such funds or accounts become subject pursuant to any Transfer permitted under Section 5(c)(i)) and, without limiting the generality of the foregoing, shall not apply to:

(a)	any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or Affiliate of a Supporting Senior Noteholder: (A) that has not been involved in and is not acting at the direction of or with knowledge of the Companies’ affairs provided by any person involved in the Transaction discussions; or (B) is on the other side of an information firewall with respect to the officers, partners and employees of such Supporting Senior Noteholder who have been working on the Transaction and is not acting at the direction of or with knowledge of the Companies’ affairs provided by any officers, partners and employees of such Supporting Senior Noteholder who have been working on the Transaction;

(b)	any securities, loans or other obligations that may be beneficially owned by clients of a Supporting Senior Noteholder, including accounts or funds managed by the Supporting Senior Noteholder; or

(c)	any securities, loans or other obligations that may be beneficially owned by clients of a Supporting Senior Noteholder that are not managed or administered by the Supporting Senior Noteholder.

(2)	Subject to Section 12(1), nothing in this Support Agreement is intended to preclude a Supporting Senior Noteholder from engaging in any securities transactions, subject to the agreements set forth herein with respect to the Supporting Senior Noteholder’s Relevant Notes and Debt and compliance with applicable securities Laws.

(3)	The headings in this Support Agreement are for reference only and shall not affect the meaning or interpretation of this Support Agreement.

(4)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(5)	This Support Agreement (including the Term Sheet and the other schedules attached to this Support Agreement and any agreements contemplated thereunder) constitutes the entire agreement and supersede all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof.

(6)	This Support Agreement may be modified, amended or supplemented as to any matter in writing (which may include e-mail) by Ayr and the Requisite Supporting Senior Noteholders; provided that any amendment or modification to the new money financing (or its terms) shall also require the written approval of the Backstop Party (as defined in the Commitment Letter); provided further that any amendment, supplement or modification that materially adversely affects any of the Supporting Senior Noteholders in a disproportionate manner shall require the written approval of the adversely affected Supporting Senior Noteholder; provided further that any amendment to this Section 12(6) or the definition of “Requisite Supporting Senior Noteholders” shall require the consent of each Supporting Senior Noteholder.

(7)	Any Person signing this Support Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Support Agreement on behalf of the Party he/she represents and that his/her signature upon this Support Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Parties hereto have relied upon such representation and warranty.

(8)	Any provision of this Support Agreement may be waived if, and only if, such waiver is in writing (which may include e-mail) by the Party against whom the waiver is to be effective. A waiver by the Supporting Senior Noteholders will require the written agreement (which may include e-mail) of the Requisite Supporting Senior Noteholders in order to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(9)	The Companies shall be entitled to rely on written confirmation from Goodmans LLP and/or Paul Hastings LLP (which may include e-mail) that the Requisite Supporting Senior Noteholders have agreed, waived, consented to or approved a particular matter pursuant to this Support Agreement. The Supporting Senior Noteholders shall be entitled to rely on written confirmation from Stikeman and/or Weil (which may include e-mail) that one or more of the Companies has agreed, waived, consented to or approved a particular matter pursuant to this Support Agreement.

(10)	Any date, time or period referred to in this Support Agreement shall be of the essence except to the extent to which Ayr and the Requisite Supporting Senior Noteholders agree in writing (including e-mail) to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(11)	The agreements, representations and obligations of the Supporting Senior Noteholders under this Support Agreement are, in all respects, several and not joint and several.

(12)	This Support Agreement shall be governed by, construed and interpreted in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the Laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

(13)	It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Support Agreement and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of such obligations.

(14)	Unless expressly stated otherwise herein, (a) this Support Agreement is intended to solely bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators and representatives, and (b) no other person or entity shall be a third party beneficiary hereof.

(15)	No Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Support Agreement without the prior written consent of the other Parties hereto.

(16)	All notices, requests, consents and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by internationally-recognized overnight courier or e-mail. All notices or deliveries required or permitted hereunder shall be deemed effectively given: (i) upon personal delivery to the Party to be notified; (ii) when sent by e-mail; (iii) two (2) Business Days after deposit with an internationally recognized overnight courier, specifying delivery within the next two (2) Business Days, with written verification of receipt; or (iv) upon receipt of delivery in accordance with instructions given by the Party receiving the delivery. Any Party may change the address to which notice should be given to such Party by providing written notice to the other Parties hereto of such change. The address and e-mail for each of the Parties shall be as follows:

(a)	If to the Companies at:

2601 South Bayshore Drive
Suite 900
Miami, Florida 33133

Attention: Brad Asher / Steve Cohen
E-mail: brad.asher@ayrwellness.com / steve.cohen@ayrwellness.com

With a copy (which shall not be deemed notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

[Redacted – Personal Information]

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

Attention: Ray C. Schrock / David J. Cohen / Merritt Johnson
E-mail: Ray.Schrock@weil.com / DavidJ.Cohen@weil.com / Merritt.Johnson@weil.com

(b)	If to one or more of the Supporting Senior Noteholders at:

The address set forth for each applicable Supporting Senior Noteholder on its signature page to this Support Agreement, with a required copy (which shall not be deemed notice) to:

Goodmans LLP

Bay Adelaide Centre - West Tower
333 Bay Street, Suite 3400
Toronto, ON  M5H 2S7

Attention: Brendan O’Neill / Brad Wiffen

E-mail: boneill@goodmans.ca / bwiffen@goodmans.ca

and

Paul Hastings LLP
200 Park Avenue
New York, New York 10166

Attention: Erez Gilad / Alex Cota
E-mail: erezgilad@paulhastings.com / alexcota@paulhastings.com

(17)	If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions, including terms, covenants and restrictions, of this Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Support Agreement to preserve each party’s anticipated benefits under this Support Agreement.

(18)	Except as explicitly provided for herein, and notwithstanding any termination of this Support Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of any Party to protect and preserve its rights, remedies and interests, and each Party fully reserves any and all of its rights. Nothing herein shall be deemed an admission of any kind.

(19)	This Support Agreement may be executed by electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

(20)	This Support Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same agreement.

(21)	The Companies acknowledge and expressly stipulate that, after the commencement of the Proceedings, the giving of notice of default or termination and exercise of termination rights under this Support Agreement by any other Party pursuant to this Agreement shall not be a violation of any stay under the CBCA or otherwise, and the Companies hereby waive, to the fullest extent permitted by law, the applicability of any such stay solely as it relates to any such notice or exercise.

Section 13          no solicitation; representation by counsel; adequate information

(1)	This Support Agreement is not and shall not be deemed to be an offer or a distribution with respect to any securities or solicitation of votes for the acceptance of a plan of reorganization for purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise.

(2)	Each Party acknowledges that it has had an opportunity to receive information from Ayr and that it has been represented by counsel in connection with this Support Agreement and the transactions contemplated hereby. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Support Agreement against such Party based upon lack of legal counsel will have no application and is expressly waived.

Section 14          Fiduciary Duties

Nothing in this Agreement will require any directors or officers of any of the Companies, each in his or her capacity as a director or officer of any of the Companies, to take any action or to refrain from taking any action, in the event the Independent Committee of Ayr reasonably determines, in good faith after consultation with and upon the advice of outside counsel, would be inconsistent with its fiduciary duties under applicable law in the event of an Alternative Transaction that (i) when consummated will result in a higher or better outcome for both the Companies and holders of the Senior Notes; or (ii) repays in full in cash all obligations under the Senior Notes (each, a “Superior Proposal” and collectively, the “Superior Proposals”). Notwithstanding anything to the contrary in this Agreement, the Companies and their respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other advisors or representatives shall have the right, in consultation with the Advisors, to consider and respond to unsolicited proposals or inquiries that the Independent Committee determines constitute or may be capable of constituting a Superior Proposal and, in connection therewith, (x) provide access to non-public information concerning any of the Companies in furtherance, pursuit, or respect of Superior Proposals; (y) engage in discussions or negotiations in furtherance, pursuit, or respect of Superior Proposals; and (z) otherwise cooperate with, assist, participate in, or facilitate any inquiries, proposals, discussions or negotiations in furtherance, pursuit, or respect of such Superior Proposals.

Section 15          Effectiveness

This Agreement will become effective and binding (i) as to the Companies and Supporting Senior Noteholders, on the Support Effective Date; (ii) as to any Supporting Senior Noteholder that enters into a Joinder Agreement on or following the Support Effective Date, upon delivery to Ayr and the Supporting Senior Noteholders of such validly completed Joinder Agreement; and (iii) as to any Permitted Transferee, upon delivery of a validly completed Joinder Agreement; provided that signature pages executed by Supporting Senior Noteholders will be delivered to (a) Ayr, each of the other Supporting Senior Noteholders, and the Advisors in unredacted form that includes such Supporting Senior Noteholder’s holdings of the Senior Notes and (b) Weil, Stikeman, and Moelis & Company LLC (“Moelis”) in an unredacted form (to be held by Weil, Stikeman and Moelis on a professionals’ eyes only basis).

Section 16          RELATIONSHIPS AMONG THE PARTIES

Notwithstanding anything contained in this Support Agreement to the contrary, (a) the duties and obligations of the Supporting Senior Noteholders under this Support Agreement shall be several and not joint and several, (b) no Supporting Senior Noteholder shall have any responsibility by virtue of this Support Agreement for any trading by any other entity, (c) no prior history, pattern or practice of sharing confidences among or between any of the Parties shall in any way affect or negate this Support Agreement, and (d) none of the Supporting Senior Noteholders shall have any fiduciary duty, any duty of trust or confidence in any form or other duties or responsibilities in any kind or form to each other, the Companies or any of the Companies’ other creditors or stakeholders, including as a result of this Support Agreement or the transactions contemplated herein or in any exhibit hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

242 CANNABIS LLC
AYR OHIO LLC
AYR WELLNESS HOLDINGS LLC
AYR WELLNESS NJ LLC
BP SOLUTIONS LLC
CSAC ACQUISITION IL CORP.
CSAC ACQUISITION NJ CORP.
CSAC ACQUISITION NV CORP.
CSAC ACQUISITION TX CORP.
CSAC HOLDINGS INC.
CULTIVAUNA, LLC
DFMMJ INVESTMENTS LLC
DWC INVESTMENTS, LLC
GREEN LIGHT HOLDINGS, LLC
GREEN LIGHT MANAGEMENT, LLC
HERBAL REMEDIES DISPENSARIES, LLC
KLYMB PROJECT MANAGEMENT, INC.
KYND-STRAINZ LLC
LEMON AIDE LLC
LIVFREE WELLNESS LLC
PA NATURAL MEDICINE LLC
PARKER SOLUTIONS NJ, LLC
TAHOE CAPITAL COMPANY
TAHOE HYDROPONICS COMPANY, LLC
TAHOE-RENO BOTANICALS, LLC
TAHOE-RENO EXTRACTIONS, LLC

By:	(Signed) CHARLES MILES
Name: Charles Miles
Title: Authorized Person

[Signature Page to Support Agreement]

CSAC ACQUISITION FL CORP.

on behalf of itself and as the managing member of Parker Solutions FL, LLC

By:	(Signed) CHARLES MILES
Name: Charles Miles
Title: Authorized Person

CSAC ACQUISITION INC.

on behalf of itself and as the managing member of (i) CSAC Ohio, LLC, (ii) Mercer Strategies FL, LLC, (iii) Parker RE MA, LLC, (iv) Parker RE PA, LLC, (v) Parker Solutions IL, LLC, (vi) Parker Solutions OH, LLC, (vii) Parker Solutions PA, LLC

By:	(Signed) CHARLES MILES
Name: Charles Miles
Title: Authorized Person

CSAC ACQUISITION MA II CORP.

on behalf of itself and as the managing member of Mercer Strategies MA, LLC

By:	(Signed) CHARLES MILES
Name: Charles Miles
Title: Authorized Person

[Signature Page to Support Agreement]

AMETHYST HEALTH LLC

By:	(Signed) TENISHA VICTOR
Name: Tenisha Victor
Title: Authorized Person

[Signature Page to Support Agreement]

CANNTECH PA, LLC

By:	(Signed) JOYCE JOHNSON
Name: Joyce Johnson
Title: Authorized Person

[Signature Page to Support Agreement]

AYR WELLNESS CANADA HOLDINGS INC.

AYR WELLNESS INC.

CSAC ACQUISITION CONNECTICUT LLC

MERCER STRATEGIES PA, LLC

By:	(Signed) BRAD ASHER
Name: Brad Asher
Title: Authorized Person

[Signature Page to Support Agreement]

CSAC ACQUISITION PA CORP.

CSAC ACQUISITION PA II CORP.

DOCHOUSE, LLC

By:	(Signed) JONATHAN SANDELMAN
Name: Jonathan Sandelman
Title: Authorized Person

SIRA NATURALS, INC.

on behalf of itself and as the managing member of Parker Solutions MA, LLC

By:	(Signed) JONATHAN SANDELMAN
Name: Jonathan Sandelman
Title: Authorized Person

[Signature Page to Support Agreement]

ESKAR LLC

By:	(Signed) CHARLES MILES
Name: Charles Miles
Title: Authorized Person

[Signature Page to Support Agreement]

AYR NJ LLC

By:	(Signed) CHARLES MILES
Name: Charles Miles
Title: Authorized Person

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Supporting Senior Noteholder:	[Redacted – Personal Information]

By:	[Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title:

Jurisdiction of residence for legal purposes:	[Redacted – Personal Information]
E-mail:
Address:

Holdings:

Principal Amount of Senior Notes the Supporting Senior Noteholder is the beneficial holder of or has investment and voting discretion in respect of	Custodian / CDS or DTC Participant (if applicable)
[Redacted – Commercially Sensitive Information]	[Redacted – Personal Information]

IN WITNESS WHEREOF, the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Supporting Senior Noteholder:	[Redacted – Personal Information]

By:	[Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title:

Jurisdiction of residence for legal purposes:	[Redacted – Personal Information]
E-mail:
Address:

Holdings:

Principal Amount of Senior Notes the Supporting Senior Noteholder is the beneficial holder of or has investment and voting discretion in respect of	Custodian / CDS or DTC Participant (if applicable)
[Redacted – Commercially Sensitive Information]	[Redacted – Personal Information]

IN WITNESS WHEREOF, the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Supporting Senior Noteholder:	[Redacted – Personal Information]

By:	[Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title:

Jurisdiction of residence for legal purposes:	[Redacted – Personal Information]
E-mail:
Address:

Holdings:

Principal Amount of Senior Notes the Supporting Senior Noteholder is the beneficial holder of or has investment and voting discretion in respect of	Custodian / CDS or DTC Participant (if applicable)
[Redacted – Commercially Sensitive Information]	[Redacted – Personal Information]

IN WITNESS WHEREOF, the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Supporting Senior Noteholder:	[Redacted – Personal Information]

By:	[Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title:

Jurisdiction of residence for legal purposes:	[Redacted – Personal Information]
E-mail:
Address:

Holdings:

Principal Amount of Senior Notes the Supporting Senior Noteholder is the beneficial holder of or has investment and voting discretion in respect of	Custodian / CDS or DTC Participant (if applicable)
[Redacted – Commercially Sensitive Information]	[Redacted – Personal Information]

IN WITNESS WHEREOF, the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Supporting Senior Noteholder:	[Redacted – Personal Information]

By:	[Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title:

Jurisdiction of residence for legal purposes:	[Redacted – Personal Information]
E-mail:
Address:

Holdings:

Principal Amount of Senior Notes the Supporting Senior Noteholder is the beneficial holder of or has investment and voting discretion in respect of	Custodian / CDS or DTC Participant (if applicable)
[Redacted – Commercially Sensitive Information]	[Redacted – Personal Information]

IN WITNESS WHEREOF, the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Supporting Senior Noteholder:	[Redacted – Personal Information]

By:	[Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title:

Jurisdiction of residence for legal purposes:	[Redacted – Personal Information]
E-mail:
Address:

Holdings:

Principal Amount of Senior Notes the Supporting Senior Noteholder is the beneficial holder of or has investment and voting discretion in respect of	Custodian / CDS or DTC Participant (if applicable)
[Redacted – Commercially Sensitive Information]	[Redacted – Personal Information]

Schedule A
Definitions

“Advisors” means, together, Goodmans LLP and Paul Hastings LLP, legal advisors to the Supporting Senior Noteholders, and Ducera Partners LLC, as financial advisor to the Supporting Senior Noteholders and any cannabis regulatory counsel (to the extent the Supporting Senior Noteholders determine that such retention is necessary or appropriate) retained by the Supporting Senior Noteholders.

“Affiliate” means, with respect to any specified Entity, any other Entity directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Entity. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”) as used with respect to any Entity, shall mean the possession, directly or indirectly, of the right or power to direct or cause the direction of the management or policies of such Entity, whether through the ownership of voting securities, by agreement, or otherwise.

“Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as amended.

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday, on which banks are open for business in Toronto, Ontario and Miami, Florida.

“Claim” means, with respect to the Companies, any claim, as defined in the Bankruptcy Code, including any (A) right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; or (B) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

“CSE” means the Canadian Securities Exchange.

“Definitive Documents” means, collectively, all of the definitive documents necessary or advisable to implement the Transaction, including, without limitation: (i) the Plan and related information circular and proxy materials, (ii) the A&R Indenture, (iii)  the formation documents of “NewCo”, (iv) the Commitment Letter, (v) the Interim Order, (vi) the Final Order, (vii) all security agreement and collateral documents in connection with the New 1L Secured Notes, (viii) the Warrant Agency Agreement, (ix) any agreement providing for the preemptive rights described in the Term Sheet and (x) any other agreements and documentation necessary or advisable to consummate and document or achieve the Transaction, and in each case, any amendments, modifications, and supplements thereto and any related notes, certificates, agreements, documents, and instruments.

“Effective Date” means the date on which the conditions to the effectiveness of the Plan are satisfied or waived pursuant to the Plan.

“Entity” means any Person, individual, corporation, limited or unlimited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Entity, any agency or political subdivision of any Governmental Entity, or any other entity, whether acting in an individual, fiduciary, or other capacity.

“Final Order” means a final order of the Court pursuant to the CBCA, in form and substance reasonably acceptable to the Companies and the Requisite Supporting Senior Noteholders that, inter alia, approves the Plan.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, stock exchange, bureau, official, minister, court, board, tribunal or dispute settlement panel or other Law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory, state, municipality or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory, listing or taxing authority or power.

“Independent Committee” means the special committee of independent directors of the board of directors of Ayr.

“Interest” means any equity interest in any Company Entity, including all ordinary shares, units, common stock, preferred stock, membership interest, partnership interest, profits interest or other instrument, evidencing any fixed or contingent ownership interest, whether or not transferable, including any option, warrant, or other right, contractual or otherwise, to acquire any such interest.

“Interim Order” means (i) an interim order of the Court pursuant to the CBCA in form and substance reasonably acceptable to the Companies and the Requisite Supporting Senior Noteholders that, inter alia, approves calling for and holding of necessary meeting(s) of Senior Noteholders to consider and vote on the Plan, and (ii) a limited stay of proceedings with respect to any Specified Default under the Senior Notes, and with respect to any cross-defaults and termination rights arising under material contracts of the Companies as a result of the commencement and/or continuation of the Proceedings and/or any default under the Senior Notes.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity, and includes any stock exchange requirement (including any requirement of the CSE).

“Outside Date” means January 31, 2024 or such other date as the Companies and the Requisite Supporting Senior Noteholders may agree in writing (which may include e-mail), provided that if (a) the Support Agreement has not been terminated in accordance with its terms (including, without limitation, by the Requisite Supporting Senior Noteholders as a result of the failure of any of the Company Entities to satisfy the Milestones) and (b) completion of the Transaction has not occurred by January 31, 2024 solely as a result of the failure to obtain any state cannabis regulatory approvals, then the Companies may elect, by notice in writing delivered to the Supporting Senior Noteholders prior to the date on which the Outside Date would otherwise occur, to extend such date from time to time by any specified period of time, provided that in the aggregate such extensions shall not exceed sixty (60) days from January 31, 2024 without the consent of the Requisite Supporting Senior Noteholders; provided that the Supporting Senior Noteholders shall not unreasonably withhold their consent to any proposed extension to up to ninety (90) days from January 31, 2024.

“Person” means an individual, a corporation, a partnership, a limited or unlimited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Requisite Supporting Senior Noteholders” means Supporting Senior Noteholders holding not less than 66 2/3% of the outstanding principal amount of Senior Notes held by all Supporting Senior Noteholders in the aggregate as of the applicable date of determination.

“SEDAR” means the System for Electronics Document Analysis and Retrieval, and includes SEDAR+.

“Support Effective Date” means the date on which (i) counterpart signature pages to this Support Agreement shall have been executed and delivered by (A) each of the Companies and (B) Supporting Senior Noteholders holding at least 75% of the aggregate outstanding principal amount of Senior Notes and (ii) the reasonable and documented invoiced fees and expenses of the Advisors in accordance with and subject to the engagement letters and fee letters entered into by Ayr and the Advisors shall have been paid, provided that the Advisors shall have provided the Companies with invoices for all such fees and expenses at least one (1) calendar day prior to the Support Effective Date (it being understood that failure to provide such invoice shall not preclude the applicable Advisor’s right to payment following the Effective Date).

“Support Effective Period” means the period beginning on the Support Effective Date through the date this Support Agreement is terminated in accordance with its terms.

Schedule B
Term Sheet

B- 1

Transaction Term Sheet

This term sheet (“Term Sheet”) summarizes the material terms and conditions of certain transactions to take place in connection with a proposed extension (the “Transaction”) of the 12.5% Senior Secured Notes due 2024 (the “Senior Notes”) issued by Ayr Wellness Inc. (“Ayr” and, together with its subsidiaries, the “Company”) to the holders of, and/or investment advisors or managers with investment discretion with respect to holdings of, the Senior Notes (the “Senior Noteholders”).

This Term Sheet is not intended to be a comprehensive list of all relevant terms and conditions of the transactions contemplated herein. Final terms will be included in definitive documentation based on this Term Sheet and otherwise reasonably acceptable to the Company and the Ad Hoc Committee (defined below) and executed by the applicable parties. Capitalized terms herein not otherwise defined shall have the meanings given to them in that certain Support Agreement, dated as of October 31, 2023 (the “Support Agreement”) to which this Term Sheet is attached, or that certain Backstop Commitment Letter, dated as of October 31, 2023 (the “Commitment Letter”). All amounts are U.S. dollar denominated unless otherwise specified.

This Term Sheet does not constitute (nor will it be construed as) an offer with respect to any securities or a solicitation of acceptances or rejections as to any plan of arrangement, or plan or reorganization, it being understood that such a solicitation, if any, only will be made in compliance with applicable provisions of securities, bankruptcy, insolvency, and/or other applicable laws. This Term Sheet does not address all terms that would be required in connection with any potential restructuring and is subject to the execution of definitive documentation in form and substance consistent with this Term Sheet and otherwise reasonably acceptable to the Company and the Ad Hoc Committee.

New 1L Secured Notes

•      Principal Amount: $293.3 million (including $243.3 million of principal amount of New 1L Secured Notes to be issued in exchange for existing Senior Notes, on a dollar for dollar basis (the “Exchange Notes”) and $50.0 million principal amount of New 1L Secured Notes issued for new money cash proceeds of $40.0 million, giving effect to the original issue discount (“OID”) (the “New Money Notes”))

•       Interest Rate: 13.0% cash

•       Share Payment: A number of Subordinated, Restricted and Limited Voting Shares (“SVS”) equal to 24.9% of the Company’s total outstanding shares on a pro-forma and fully-diluted basis (including all share classes except for (i) the SPAC warrants, (ii) the treasury shares, and (iii) the New Warrants (as defined below)) as of the signing of the Support Agreement (the “Outstanding Shares”) will be issued to holders of the Exchange Notes on a pro rata basis (the “New Exchange Shares”).

•       Maturity: December 10, 2026

•       Covenants: Structural covenants detailed below; see also “Financial Covenants” below

•       Pre-Emptive Rights: The Supporting Senior Noteholders shall be entitled to pre-emptive rights

Warrants to Existing Shareholders

•       Upon Closing, existing shareholders as of a record date immediately prior to Closing will be issued new warrants to acquire SVS equal to 16.5% of the Outstanding Shares on a pro-forma and fully-diluted basis (including the New

Shares (as defined below)), and assuming such new warrants are fully exercised (the “New Warrants”).

•       The New Warrants will be exercisable for cash at an exercise price equal to a 40% premium to the ten-day VWAP of the Company’s SVS as of the signing of the Support Agreement, and will expire on the day that is two (2) years after Closing. Cash proceeds from the exercise of the New Warrants will be used to make an offer to pay down the New 1L Secured Notes at par, and, thereafter, any unused amounts may be used for general corporate purposes.[1]

New Money Notes

•       Principal Amount: $50 million ($40 million net of OID) in New Money Notes to be offered to the Supporting Senior Noteholders that hold Senior Notes as of the date the Support Agreement is signed, pro rata based on their holdings of Senior Notes as of such date, which offering will be fully backstopped by the Backstop Party (as defined in the Commitment Letter); provided that the Backstop Party shall receive not less than its pro rata share of the New Money Notes based on its percentage holdings of the Senior Notes. The New Money Notes shall be fully drawn at Closing.

•       Type: Additional New 1L Secured Notes

•       OID: 20%

•       Use of Proceeds: As prescribed in the definitive guidelines concerning the use of the New Money proceeds, including, for working capital purposes, among other uses, that are agreed by the Company and the Ad Hoc Committee in connection with the signing of the Support Agreement (the “Limitations”).

•       Backstop Premium: In consideration of the Backstop Party backstopping the offering of New Money Notes, it will receive a number of SVS equal to 5.1% of the Outstanding Shares (or at the option of the Backstop Party in consultation with the Company, non-voting shares of a direct Restricted Subsidiary of the Company that (i) in the event the Backstop Party sells the shares to an unrelated person, subject to obtaining any required regulatory approvals, will automatically be exchanged for an equivalent number of SVS equal to 5.1% of the Outstanding Shares and (ii) will, subject to obtaining any required regulatory approvals, be exchanged for an equivalent number of SVS equal to 5.1% of the Outstanding Shares) (the “New Money Shares” and, together with the New Exchange Shares, the “New Shares”) at Closing.

Lock Up	• Lock-Up: 50% of the New Shares shall be subject to a lock-up until six months following Closing.[2]
Treatment of Existing Claims

•       Senior Notes: The Senior Notes shall be exchanged for New Exchange Notes at a 1:1 exchange ratio, and the New Exchange Shares shall be issued ratably based on each holders’ pro rata share of the New Exchange Notes

•       [Redacted – Commercially Sensitive Information]

•       Other Debt: No change

•       Existing Equity: No change, subject to dilution from the New Shares, the additional equity capital raise described herein and the New Warrants described herein

1 Mechanics to be determined.

2 Tender offer mechanics to be determined.

[Redacted – Commercially Sensitive Information]	• [Redacted – Commercially Sensitive Information]
Governance

•       Company to use commercially reasonable efforts to have Mercer Park CB, L.P. sign the Support Agreement or otherwise agree to support the transactions contemplated hereunder. All of Mercer’s multi-voting shares shall be converted on or before May 24, 2024.

•       At Closing, (1) one independent director with no affiliation to competitors (“Independent Director”) acceptable to the Ad Hoc Committee to be added to the board of directors of Ayr (the “Board”) and (2) subsequent annual nomination right exercisable at the option of AHC for one Independent Director to the Board acceptable to AHC in its sole discretion to be granted to AHC until the earlier of (a) New 1L Secured Notes are refinanced or (b) AHC ceases to hold a majority of the aggregate amount of the Exchange Notes and New Money Notes initially issued held as of Closing. For the avoidance of doubt, at any given time, the AHC shall only be entitled to nominate one Independent Director for election to the Board.

Credit Support

Guarantors / Grantors / Collateral

•       Require all direct and indirect wholly or majority-owned subsidiaries (excluding Ayr Foundation Inc.) of the Issuer to become joint and several guarantors of the New 1L Secured Notes.

•       [Redacted – Commercially Sensitive Information]

•       Company to use commercially reasonable efforts to provide DACAs and mortgages 75 days post-Closing, except with respect to collateral expressly prohibited under the Specified Seller Notes or mortgages; provided that in the event any Specified Seller Note is subsequently paid off, the Company shall, reasonably promptly (but in any event, no later than 75 days thereafter (or such longer period as the Collateral Trustee (acting at the direction of the holders of a majority of the aggregate principal amount of New 1L Secured Notes outstanding) may reasonably agree)) following such pay down, provide any applicable DACAs or mortgages.

Financial Definitions

•       Consolidated EBITDA definition to align with Adjusted EBITDA per public filings to determine adjustments, if any

•       “Consolidated Net Leverage Ratio” means, as of any date of determination, with respect to the Issuer, the ratio of (a) Consolidated Indebtedness less Cash Equivalents at such date to (b) Consolidated EBITDA for the most recently completed twelve fiscal months for which internal financial statements are available (determined on a pro forma basis after giving effect to such adjustments as are consistent with those set forth in the definition of “Consolidated Fixed Charge Coverage Ratio”)

•       Consolidated Indebtedness, Indebtedness, and Cash Equivalents as defined the Indenture (as amended by this Term Sheet)

Incurrence of Indebtedness

Recalibrate to reflect pro forma capital structure and financial condition, including, among other modifications:

•       Definition of Indebtedness:

o       Delete clause (b) of the “Notwithstanding” paragraph

o       To include amounts of past due tax liabilities associated with Liens that have been attached, perfected and outstanding for longer than six (6) months for purposes of calculating Consolidated Net Leverage Ratio for all purposes under the Indenture

•       § 6.10(b)(i) – Attributable Debt / Cap Lease / PMSI: Reduce aggregate cap from the greater of $35 million/2x EBITDA to an amount equal to the aggregate of (i) actual current amount of existing obligations as of October 31, 2023, plus (ii) $11 million in incremental mortgage finance, plus (iii) $20 million

•       § 6.10(b)(xi) and Definition of Permitted Acquisition Debt: Add a leverage condition (consistent with the Consolidated Net Leverage Ratio), in addition to a FCCR condition (consistent with FCCR test included in 6.10(a) of the existing Indenture), subject to $10 million cap in the aggregate

•       § 6.10(b)(xiii) – Acquired Debt / Vendor Take Back Notes: Reduce $65 million cap to actual current amount as of October 31, 2023, which cap shall increase incrementally for all PIK interest payable under existing Vendor Take Back Notes or as contemplated by executed amendments thereto.

•       § 6.10(b)(xiv) - General Debt Basket: Reduce aggregate cap to $30 million

Permitted Investments

Recalibrate to reflect pro forma capital structure and financial condition, including, among other modifications:

•       Clause (u): any Investment in compromise of trade obligation, litigation or other dispute: No change to current provision

•       Clause (v): any Investment acquired by the Issuer or any of its Restricted Subsidiaries: Delete

•       Clause (y): any Investment by the Issuer or its Restricted Subsidiaries in a Permitted Business: Subject to $5 million cap

•       Clause (z): any Investment in respect of share price guarantees up to $15 million: Cap at current utilized amount as of October 31, 2023

•       Clause (bb): General basket for FMV capped at the greater of $25 million/0.3x EBITDA: Reduce general basket for FMV capped at greater of $25 million/0.3x EBITDA to $20 million

Liens

Recalibrate to reflect pro forma capital structure and financial condition, including, among other modifications:

•       Clause (hh): Liens securing Vendor Take Back Notes and 6.10(B)(xiii) debt: Cap at existing amounts as of October 31, 2023, which cap shall increase incrementally for all PIK interest payable under existing Vendor Take Back Notes or as contemplated by executed amendments thereto.

•       Clause (ii): Liens securing Indebtedness up to 10% of total assets of Issuer: Reduce to 5.0% of total assets

•       Clause (v) to be updated as follows: “Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by U.S. GAAP; provided, that, past due tax liabilities associated with such Liens, once attached and perfected, and outstanding for longer than six (6) months, will be included in the definition of Indebtedness solely for purposes of calculating Consolidated Net Leverage Ratio for all purposes under the Indenture.”

Restricted Payments

Recalibrate to reflect pro forma capital structure and financial condition, including, among other modifications:

•       Subordinated Debt permitted payments include interest, principal at maturity and purchase of debt within one year of maturity: Schedule out the Seller Notes and other subordinated debt that exist as of October 31, 2023. Covenant to remain unchanged as it relates to Subordinated Indebtedness incurred after the Closing Date under general debt basket or 6.10(a); provided, that any Subordinated Indebtedness incurred after the Closing Date shall (i) be subject to a Subordination Agreement satisfactory to the Trustee and (ii) have a maturity date of not earlier than 91-days after the latest maturity date under the Indenture (as amended). The form of such Subordination Agreement shall be attached to the Indenture (as amended) and shall be satisfactory to the Requisite Supporting Senior Noteholders. The Trustee shall consult with holders of New 1L Secured Notes prior to executing a Subordination Agreement that materially modifies the form attached to the Indenture (as amended)

•       Builder Basket – § 6.9(a) - RPs generally permitted subject to a CNI basket (builds from 12/31/2019 through the latest FQ): Restart CNI buildup

•       § 6.9(b)(i), (ii), (viii), (ix), (x), (xii), (xiii) – dividends, payments to equity: Delete

•       § 6.9(b)(iii) – Restricted Payment from proceeds of equity issuance as described above: No change to current provision

•       § 6.9(b)(v): No change to current provision, provided that the Restricted Payment shall be limited to Investments acquired and held by one or more Restricted Subsidiaries, including via an investment by the Issuer in such Restricted Subsidiary

•       § 6.9(b)(vii): No change to current provision other than to reduce $5.0 million basket to $1.5 million to be used only with respect to employment withholding taxes

•       General RPs: capped at the greater of $20 million/0.3x EBITDA: Reduce the cap to the lesser of $10 million/0.3x EBITDA

Financial Covenants	• Minimum Cash Balance o $20.0 million o Tested monthly, beginning January 2024 and thereafter • Consolidated Net Leverage o Tested quarterly, beginning 3Q2024, as set forth in the grid below

Fiscal Quarter End	Consolidated Net Leverage Covenant
September 30, 2024	4.65:1.00
December 31, 2024	4.35:1.00
March 31, 2025	4.30:1.00
June 30, 2025	4.20:1.00
September 30, 2025	4.10:1.00
December 31, 2025	3.95:1.00
March 31, 2026	3.90:1.00
June 30, 2026	3.55:1.00
September 30, 2026	3.50:1.00

o Company may cure breach with equity

Other

•       Affiliate Transactions – Eliminate insider transactions without consent of majority noteholders

•       Repurchase Upon Asset Sales – Require immediate repayment of the New 1L Secured Notes

•       Suspension of Covenants – Delete

•       Events of Default – Cross-default threshold to be lowered to (i) $5.0 million (aggregate of such Indebtedness plus all other Indebtedness under which there has been a Payment Default) in the event of a default (a) that is caused by a failure to make payment when due, after giving effect to the expiration of any grace period provided in such indebtedness (a “Payment Default”) or (b) that results in acceleration of such indebtedness prior to stated maturity, or (ii) $10.0 million (aggregate of such Indebtedness plus all other Indebtedness under which there has been a Non-Payment Default) with respect to any non-payment related defaults caused by a breach of covenants other than a Payment Default, after giving effect to the expiration of the applicable grace period (a “Non-Payment Default”).

•       Unrestricted Subsidiaries - Prohibit ability to designate unrestricted subsidiaries

•       Section 6.18: Future Guarantors - Make all Restricted Subsidiaries Guarantors of the New 1L Secured Notes

•       Section 11.19: Trustee’s discretion to enter into Subordination Agreements – Require approval of majority noteholders

•       Section 13: Guarantor Release – Require redemption of New 1L Secured Notes upon a sale of a majority of the equity interests in a Guarantor

•       Section 13: Security - Require that Collateral includes all of Issuer’s and Grantors’ real and personal property, equity interests in direct and indirect Restricted Subsidiaries and shares in Unrestricted Subsidiaries

•       General – Otherwise recalibrate negative covenants to reflect pro forma capital structure and financial condition, as mutually agreed

•       Other appropriate administrative amendments, including changing IFRS reporting to US GAAP

Miscellaneous

Documentation

•       Definitive documentation to be consistent with this Term Sheet and otherwise in form and substance reasonably acceptable to the AHC and the Company

Means of Implementation

•       Manner of transaction implementation shall be acceptable in form and substance to the Supporting Senior Noteholders

•       Transaction to be implemented in a tax efficient manner

•       Transaction implementation pursuant to plan of arrangement under the Canada Business Corporations Act (“CBCA”)

•       Prior to the commencement of the plan of arrangement under the CBCA (the “Plan”), Ayr shall form a new wholly-owned entity, Ayr Wellness Canada Holdings Inc. (“CBCA Newco”), which will serve as the CBCA applicant entity and shall, upon approval by the court of the Plan, become the issuer of the New 1L Secured Notes, at which point Ayr shall become a guarantor of the New 1L Secured Notes. The foregoing shall be reflected in documentation and shall be reasonably acceptable to Ayr and the AHC.

Fees and Expenses

•       The Company shall reimburse the reasonable fees and documented fees and expenses of Paul Hastings, Goodmans and Ducera (in accordance with the terms of the fee letter previously agreed with the Company)

Securities Act Issuance

•       The New Exchange Notes and the New Exchange Shares will be issued pursuant to Section 3(a)(10) of the U.S. Securities Act of 1933, as amended (the “Securities Act”). The New Money Notes and the New Money Shares will be issued pursuant to Section 4(a)(2) of the Securities Act. Any restrictive legend on any New Money Notes or New Money Shares at the time of issuance shall be removed in connection with any resale at any time of the New Money Notes or the New Money Shares on a Canadian securities exchange or in connection with any other transaction exempt from the registration provision of the US Securities Act of 1933, as amended to the extent permitted by the securities laws. All of the New Exchange Notes, New Exchange Shares, New Money Notes and New Money Shares will be issued pursuant to Section 2.11 of National Instrument 45-106 – Prospectus Exemptions.

Schedule C

Commitment Letter

C- 1

October 31, 2023

Backstop Commitment Letter

Ladies and Gentlemen:

This Backstop Commitment Letter (the “Commitment Letter”) is being entered into by [Redacted – Personal Information] (together with its controlled investment affiliates and designees, the “Backstop Party”) in connection with backstopping the proposed financing of an aggregate principal amount of $50.0 million of New 1L Secured Notes (the “New Money Notes” as defined in the Term Sheet) to be offered by Ayr Wellness Canada Holdings Inc. to the Supporting Senior Noteholders and guaranteed by Ayr Wellness Inc. (“Ayr” and, together with its direct and indirect subsidiaries, the “Company”) (such proposed financing, the “New Money Financing”) in accordance with (x) the Support Agreement dated October 31, 2023 by and among Ayr, Ayr Wellness Canada Holdings Inc. and the Supporting Senior Noteholders party thereto (the “Support Agreement”) and (y) the trust indenture dated December 10, 2020 between Ayr and Odyssey Trust Company (the “Trustee”), as amended, restated, amended and restated, modified and supplemented from time to time (including, without limitation, as proposed to be amended and restated pursuant to the terms of the Support Agreement) (the “Trust Indenture”). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Support Agreement. In the case of a conflict between the provisions contained in this Commitment Letter and the Support Agreement, the Support Agreement shall govern.

In connection with the New Money Financing and to provide assurance that the Company is able to place, and receive the proceeds from the New Money Notes, the Backstop Party commits to give the Company the right to require such Backstop Party to, and upon the exercise of such right by the Company such Backstop Party shall, purchase (or cause to be purchased), on the closing date of the New Money Financing (the “Closing Date”), New Money Notes in a principal amount up to the amount of all Unelected Commitments (as defined below) (such agreement by the Backstop Party, the “Backstop Commitment” or the “Commitments”). The obligation of the Backstop Party to satisfy and fund its Commitments hereunder shall be subject solely to (i) the satisfaction or waiver of the conditions set forth in Section 8 of the Support Agreement in accordance with its terms (except for those conditions that by their nature cannot be satisfied except by actions to be taken at the Closing Date, provided that such conditions are actually satisfied or validly waived, to the extent permitted at the Closing Date), (ii) the Support Agreement being in full force and effect, and (iii) the transactions contemplated pursuant to the Support Agreement having been, or concurrently being, consummated.

For purposes of this Commitment Letter, the “Unelected Commitments” means the principal amount of New Money Notes that are not purchased by the other Supporting Senior Noteholders.

As consideration for the right to require the Backstop Party to purchase (or cause to be purchased), on the Closing Date, New Money Notes equal to all Unelected Commitments pursuant to the Backstop Commitment, the Company shall pay (or cause to be paid) to the Backstop Party a nonrefundable put option of a number of SVS (as defined in the Term Sheet) equal to 5.1% of the Outstanding Shares (as defined in the Term Sheet) or at the option of the Backstop Party in consultation with the Company, non-voting shares of a direct Restricted Subsidiary of the Company that (i) in the event the Backstop Party sells the shares to an unrelated person, subject to obtaining any required regulatory approvals, will automatically be exchanged for an equivalent number of SVS equal to 5.1% of the Outstanding Shares and (ii) will, subject to obtaining any required regulatory approvals, be exchanged for an equivalent number of SVS equal to 5.1% of the Outstanding Shares (the “Put Option Premium”). The Company shall be obligated to pay (or cause to be paid) the Put Option Premium on the Closing Date in the form of New Money Shares (as defined in the Term Sheet) (the “Put Option Equity”).

The Company hereby acknowledges and agrees that the Put Option Premium (i) shall be fully earned on and due payable on, and subject to the occurrence of, the Closing Date, (ii) shall not be refundable under any circumstance or creditable against any other amount paid or to be paid in connection with this Commitment Letter (or any of the New Money Notes contemplated hereby), (iii) shall be paid without setoff or recoupment and shall not be subject to defense or offset on account of any claim, defense or counterclaim, (iv) shall be paid free and clear of and without deduction for any and all present or future applicable taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto (collectively, “Deductions or Withholdings”), and to the extent of any Deductions or Withholdings, the Company shall pay additional amounts such that the total amount received by the Backstop Party shall equal the amount that would have been received absent any such Deductions or Withholdings, and (v) shall be treated for U.S. federal income tax purposes as a premium (and, to the extent applicable, as an adjustment to the tax basis of the New Money Notes provided) for an option to exercise the Company’s put option described herein, and the Company shall not take any position or action inconsistent with such treatment and/or characterization.

In connection with the Commitments, the Company acknowledges and agrees, solely as to itself, and the Backstop Party acknowledges and agrees, solely as to itself, in each case other than as set forth below, that: (a)(i) it is duly organized and validly existing under the laws of the jurisdiction of its organization and has all approvals necessary to execute and deliver this Commitment Letter and to perform its obligations hereunder, and (ii) this Commitment Letter has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by the other parties hereto, this Support Agreement constitutes the legal, valid and binding obligations of such party, enforceable in accordance with its terms; (b)(i) the services and transactions described herein regarding the Commitments are arm’s-length commercial transactions between the Company, on the one hand, and the Backstop Party, on the other hand, (ii) the Company and the Backstop Party has consulted with its own respective legal, accounting, regulatory and tax advisors to the extent deemed appropriate, and (iii) the Company and the Backstop Party is capable of evaluating, and understand and accept, the terms, risks and conditions of the Backstop Commitment; (c)(i) the Backstop Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Company or any other person or entity and (ii) neither the Company, on the one hand, nor the Backstop Party, on the other hand, has any obligation to the other with respect to the Commitments except for those obligations expressly set forth herein and in the Support Agreement; and (d) the Backstop Party and its respective affiliates may be engaged in a broad range of transactions that involve interests that differ from the Company, and the Backstop Party have no obligation to disclose any of such interests to the Company (other than in respect of disclosure required for cannabis regulatory purposes). To the fullest extent permitted by law, the Company hereby waives and releases any claims that such party may have against the Backstop Party with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of the Commitments or the New Money Financing contemplated by this Commitment Letter.

2

This Commitment Letter shall be governed by, and construed in accordance with, the Laws of the Province of Ontario and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the Laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Commitment Letter shall be heard and determined exclusively in the courts of the Province of Ontario. Each of the Company and the Backstop Party hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Commitments contemplated hereby and thereby or the actions of Backstop Party in the negotiation, performance or enforcement hereof. Nothing in this Commitment Letter shall affect any right that the Backstop Party or any affiliate thereof may otherwise have to bring any claim, action or proceeding relating to this Commitment Letter and/or the Commitments contemplated hereby in any court of competent jurisdiction, to the extent necessary or required as a matter of law to assert such claim, action or proceeding against any assets of the Company or any of its subsidiaries or affiliates, or to enforce any judgment arising out of any such claim, action or proceeding. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction the Company is, or may be, subject by suit upon judgment.

This Commitment Letter, together with the Term Sheet, the Support Agreement, and the Noteholder Confidentiality Agreements, embodies the entire agreement and understanding among the Backstop Party, the Company and their respective affiliates with respect to the Commitments and supersedes all prior agreements and understandings relating to the specific matters hereof. Those matters that are not covered or made clear herein or in the Term Sheet are subject to mutual agreement of the parties. No party has been authorized by the Backstop Party or the Company to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter is not assignable by the Company or the Backstop Party without the prior written consent of the other party and is intended to be solely for the benefit of the parties hereto; provided, however, that Backstop Party may assign this Commitment Letter to an entity controlled by or affiliated with Backstop Party without the Company’s prior written consent.

This Commitment Letter may be in the form of an electronic record (in “.pdf” form or otherwise) and may be executed using electronic signatures, which shall be considered as originals and shall have the same legal effect, validity and enforceability as a paper record. This Commitment Letter may be executed in as many counterparts as necessary or convenient, including both paper and electronic counterparts, but all such counterparts shall be one and the same Commitment Letter. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the Backstop Party of a manually signed Commitment Letter which has been converted into electronic form (such as scanned into “.pdf” format), or an electronically signed Commitment Letter converted into another format, for transmission, delivery and/or retention.

The Commitments and undertakings of the Backstop Party as set forth in this Commitment Letter shall be terminated upon the termination of the Support Agreement in accordance with its terms.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

3

Very truly yours,

Name of Backstop Party:	[Redacted – Personal Information]

By:	[Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title:

Jurisdiction of residence for legal purposes:	[Redacted – Personal Information]
Email:
Address:

ACCEPTED AND AGREED:

AYR WELLNESS INC.

Per:	(Signed) BRAD ASHER
Name: Brad Asher
Title: Authorized Person

AYR WELLNESS CANADA HOLDINGS INC.

Per:	(Signed) BRAD ASHER
Name: Brad Asher
Title: Authorized Person

[Signature Page to Commitment Letter]

Schedule D
Milestones

The following Milestones apply, each of which may be extended as agreed to in writing (which may include e-mail) by Ayr and the Requisite Supporting Senior Noteholders:

(1)	finalize the A&R Indenture, in form and substance reasonably acceptable to the Company and the Requisite Supporting Senior Noteholders, by no later than November 17, 2023;

(2)	file the application in the Proceedings seeking the Interim Order by no later than November 17, 2023; and

(3)	obtain Court approval of the Final Order by no later than December 31, 2023.

D-1

Schedule E
Joinder Agreement

E-1

FORM OF JOINDER AGREEMENT FOR SUPPORTING SENIOR NOTEHOLDERS

This joinder agreement to the Support Agreement, dated as of October 31, 2023 (as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Support Agreement”), between the Companies, the Trustee, and the Supporting Senior Noteholders, each as defined in the Support Agreement, is executed and delivered by ________________________________ (the “Joining Party”) as of ______________, 2023. Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Support Agreement.

1.            Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the Support Agreement, a copy of which is attached to this Joinder Agreement as Annex I (as the same has been or may be hereafter amended, restated or otherwise modified from time to time in accordance with the provisions thereof).

2.            Effectiveness. Upon (i) delivery of a signature page for this joinder and (ii) written acknowledgement by the Company, the Joining Party shall hereafter be deemed to be a “Supporting Senior Noteholder” and a “Party” for all purposes under the Support Agreement and with respect to any and all Relevant Notes or Debt held by such Joining Party.

3.            Representations and Warranties. With respect to the aggregate principal amount of Relevant Notes or Debt set forth below its name on the signature page hereto, the Joining Party hereby makes the representations and warranties of the Supporting Senior Noteholders, as set forth in Section 2 of the Support Agreement to each other Party to the Support Agreement.

4.            Governing Law. This Joinder Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the Laws of another jurisdiction).

[Signature Page Follows]

IN WITNESS WHEREOF, the Joining Party has caused this Joinder Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

[JOINING PARTY]

By:

Name:

Title:

Jurisdiction of residence for legal purposes:
Email:
Address:

Principal Amount of Senior Notes	Custodian / CDS or DTC Participant (if applicable)
_______________________	______________________________

Acknowledged:

AYR WELLNESS INC. (on behalf of the Companies)

By:
Name:
Title:

Schedule F
Releases

1.	Release of Released Parties[3]

As of the Effective Date, each of the Released Parties shall be released and discharged from all actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Notes, the Notes Indenture, the Notes Documents, the Shares, the New Warrants, the Support Agreement, the Arrangement, the Arrangement Agreement, the Plan, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with the Plan, the transactions contemplated hereunder, and any other actions or matters related directly or indirectly to the foregoing (collectively, the “Released Claims”), provided that nothing in this paragraph shall release or discharge (i) any of the Released Parties from or in respect of their respective obligations under the Plan, the New Notes, the New Warrants or any Order or document ancillary to any of the foregoing, or (ii) any director or officer of Ayr Wellness Inc. or Ayr Wellness Canada Holdings Inc. of their right to indemnity, insurance claims, and employment related rights or claims, (iii) any inter-company obligations between or among Ayr Wellness Inc., Ayr Wellness Canada or any subsidiary on or before the Effective Date or (iv) any act or omission arising out of any Released Party’s gross negligence, actual and intentional fraud, willful misconduct, or criminal acts (as determined by a final non-appealable order from a court of competent jurisdiction). The foregoing release shall not be construed to prohibit a party in interest from seeking to enforce the terms of this Plan or any contract or agreement entered into pursuant to, in connection with or contemplated by this Plan.

2.	Injunctions

All Persons are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Date, with respect to any and all Released Claims, from: (i) commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever of any Person against the Released Parties, as applicable; (ii) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, guarantee, decree or order against the Released Parties; (iii) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind against the Released Parties or their property; or (iv) taking any actions to interfere with the implementation or consummation of this Plan or the transactions contemplated hereunder; provided, however, that the foregoing shall not apply to the enforcement of any obligations under this Plan or any document, instrument or agreement executed to implement this Plan.

3.	Applicable Definitions

“Released Parties” means, collectively, (i) Ayr Wellness Canada Holdings Inc., (ii) Ayr Wellness Inc., (iii) each affiliate or subsidiary of Ayr Wellness Inc., (iv) the Supporting Senior Noteholders, (v) the Proxy, Information and Exchange Agent, and (vi) each of the foregoing Persons’ respective current and former officers, directors, principals, members, affiliates, limited partners, general partners, managed accounts or funds, fund advisors, shareholders, employees, financial and other advisors, legal counsel and agents, each in their capacity as such.

3 All capitalized terms not otherwise defined will have the meanings given to them in the Plan.

F-1